                                                     Registration No. 333-______


                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                  -----------------

                                       FORM S-6
                                   FOR REGISTRATION
                                        UNDER
                       THE SECURITIES ACT OF 1933 OF SECURITIES
                         OF UNIT INVESTMENT TRUSTS REGISTERED
                                    ON FORM N-8B-2

                                   ----------------

                      NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT
                                (EXACT NAME OF TRUST)

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
                                 (NAME OF DEPOSITOR)
                              720 EAST WISCONSIN AVENUE
                              MILWAUKEE, WISCONSIN 53202
            (COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

         JOHN M. BREMER, SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
                              720 EAST WISCONSIN AVENUE
                              MILWAUKEE, WISCONSIN 53202
                   (NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE)


VARIABLE EXECUTIVE LIFE INSURANCE POLICIES - THE REGISTRANT IS REGISTERING AN INDEFINITE AMOUNT OF SECURITIES PURSUANT TO RULE 24f-2 UNDER THE INVESTMENT COMPANY ACT OF 1940 (TITLE AND AMOUNT OF SECURITIES BEING REGISTERED; PROPOSED MAXIMUM OFFERING PRICE OF SECURITIES BEING REGISTERED).

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:  MARCH 1, 1998

                                 -------------------
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                      NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

                      VARIABLE EXECUTIVE LIFE INSURANCE POLICIES

                                CROSS-REFERENCE SHEET

    Cross reference sheet showing location in Prospectus of information required by Form N-8B-2.

    Item Number                                   Heading in Prospectus
    -----------                                   ---------------------

          1   . . . . . . . . . . . . . . . . . . Cover Page
          2   . . . . . . . . . . . . . . . . . . Cover Page;
                                                  Northwestern Mutual Life
          3   . . . . . . . . . . . . . . . . . . Not Applicable
          4   . . . . . . . . . . . . . . . . . . Distribution of the Policies
          5   . . . . . . . . . . . . . . . . . . The Account
          6   . . . . . . . . . . . . . . . . . . The Account
          7   . . . . . . . . . . . . . . . . . . Not Applicable
          8   . . . . . . . . . . . . . . . . . . Not Applicable
          9   . . . . . . . . . . . . . . . . . . Legal Proceedings
         10(a). . . . . . . . . . . . . . . . . . Other Policy Provisions:
                                                  OWNER
         10(b). . . . . . . . . . . . . . . . . . Other Policy Provisions:
                                                  DIVIDENDS
         10(c) and (d). . . . . . . . . . . . . . Death Benefit, Cash Value,
                                                  Policy Loans, Withdrawals
                                                  of Policy Value, Right to
                                                  Return Policy
         10(e). . . . . . . . . . . . . . . . . . Premiums, Termination and
                                                  Reinstatement
         10(f). . . . . . . . . . . . . . . . . . Voting Rights
         10(g). . . . . . . . . . . . . . . . . . Voting Rights, Substitution
                                                  of Fund Shares and Other
                                                  Changes
         10(h). . . . . . . . . . . . . . . . . . Voting Rights, Substitution
                                                  of Fund Shares and Other
                                                  Changes
         10(i). . . . . . . . . . . . . . . . . . Premiums, Death Benefit,
                                                  Cash Value, Dividends
         11   . . . . . . . . . . . . . . . . . . The Account, The Fund
         12   . . . . . . . . . . . . . . . . . . The Fund
         13   . . . . . . . . . . . . . . . . . . Summary, The Fund, Deductions
                                                  and Charges, Distribution
                                                  of the Policies
         14   . . . . . . . . . . . . . . . . . . Summary:  The Policy:
                                                  Availability Limitations
         15   . . . . . . . . . . . . . . . . . . Premiums, Allocations to
                                                  the Account
         16   . . . . . . . . . . . . . . . . . . The Account, The Fund,
                                                  Allocations to the Account
         17   . . . . . . . . . . . . . . . . . . Same Captions as Items
                                                  10(a), (c), and (d)
         18   . . . . . . . . . . . . . . . . . . The Account, Detailed
                                                  Information about the Policy
         19   . . . . . . . . . . . . . . . . . . Reports
         20   . . . . . . . . . . . . . . . . . . Not Applicable
         21   . . . . . . . . . . . . . . . . . . Policy Loans
         22   . . . . . . . . . . . . . . . . . . Other Policy Provisions:
                                                  INCONTESTABILITY and
                                                  DEFERRAL OF DETERMINATION
                                                  AND PAYMENT
         23   . . . . . . . . . . . . . . . . . . Not Applicable
         24   . . . . . . . . . . . . . . . . . . Not Applicable

         25   . . . . . . . . . . . . . . . . . . Northwestern Mutual Life
         26   . . . . . . . . . . . . . . . . . . The Fund, Deductions
                                                  and Charges
         27   . . . . . . . . . . . . . . . . . . Northwestern Mutual Life
         28   . . . . . . . . . . . . . . . . . . Management
         29   . . . . . . . . . . . . . . . . . . Not Applicable
         30   . . . . . . . . . . . . . . . . . . Not Applicable
         31   . . . . . . . . . . . . . . . . . . Not Applicable
         32   . . . . . . . . . . . . . . . . . . Not Applicable
         33   . . . . . . . . . . . . . . . . . . Not Applicable
         34   . . . . . . . . . . . . . . . . . . Not Applicable
         35   . . . . . . . . . . . . . . . . . . Northwestern Mutual Life
         36   . . . . . . . . . . . . . . . . . . Not Applicable
         37   . . . . . . . . . . . . . . . . . . Not Applicable
         38   . . . . . . . . . . . . . . . . . . Distribution of the Policies
         39   . . . . . . . . . . . . . . . . . . Distribution of the Policies
         40   . . . . . . . . . . . . . . . . . . The Fund
         41   . . . . . . . . . . . . . . . . . . The Fund, Distribution of
                                                  the Policies
         42   . . . . . . . . . . . . . . . . . . Not Applicable
         43   . . . . . . . . . . . . . . . . . . Not Applicable
         44   . . . . . . . . . . . . . . . . . . The Fund, Premiums, Death
                                                  Benefit, Allocations to
                                                  the Account, Cash Value
         45   . . . . . . . . . . . . . . . . . . Not Applicable
         46   . . . . . . . . . . . . . . . . . . Same Captions as Items
                                                  10(c) and (d)
         47   . . . . . . . . . . . . . . . . . . Not Applicable
         48   . . . . . . . . . . . . . . . . . . Not Applicable
         49   . . . . . . . . . . . . . . . . . . Not Applicable
         50   . . . . . . . . . . . . . . . . . . The Account
         51   . . . . . . . . . . . . . . . . . . Numerous Captions
         52   . . . . . . . . . . . . . . . . . . Substitution of Fund
                                                  Shares and Other Changes
         53   . . . . . . . . . . . . . . . . . . Not Applicable
         54   . . . . . . . . . . . . . . . . . . Not Applicable
         55   . . . . . . . . . . . . . . . . . . Not Applicable
         56   . . . . . . . . . . . . . . . . . . Not Applicable
         57   . . . . . . . . . . . . . . . . . . Not Applicable
         58   . . . . . . . . . . . . . . . . . . Not Applicable
         59   . . . . . . . . . . . . . . . . . . Financial Statements

March 2, 1998



Northwestern
Mutual Life-Registered Trademark-


The Quiet Company-Registered Trademark-






NORTHWESTERN MUTUAL VARIABLE EXECUTIVE LIFE
Flexible Premium Variable Life Insurance Policy






P  R  O  S  P  E  C  T  U  S





                                                             (PHOTO)






Northwestern Mutual
Series Fund, Inc.

The Northwestern Mutual
Life Insurance Company
720 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(414) 271-1444

CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1
Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2
   Variable Life Insurance. . . . . . . . . . . . . . . . . . . . . . . . . .2
   The Account and its Divisions. . . . . . . . . . . . . . . . . . . . . . .2
   The Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2
    Availability Limitations. . . . . . . . . . . . . . . . . . . . . . . . .2
    Premiums. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2
    Death Benefit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2
    Cash Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2
    Deductions and Charges. . . . . . . . . . . . . . . . . . . . . . . . . .2
     From Premiums. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2
     From Policy Value. . . . . . . . . . . . . . . . . . . . . . . . . . . .2
     From the Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3
The Northwestern Mutual Life Insurance Company,
   Northwestern Mutual Variable Life Account and
      Northwestern Mutual Series Fund, Inc. . . . . . . . . . . . . . . . . .3
   Northwestern Mutual Life . . . . . . . . . . . . . . . . . . . . . . . . .3
   The Account. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3
   The Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3
   Index 500 Stock Portfolio. . . . . . . . . . . . . . . . . . . . . . . . .3
   Select Bond Portfolio. . . . . . . . . . . . . . . . . . . . . . . . . . .3
   Money Market Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . .4
   Balanced Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . .4
   Growth and Income Stock Portfolio. . . . . . . . . . . . . . . . . . . . .4
   Growth Stock Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . .4
   Aggressive Growth Stock Portfolio. . . . . . . . . . . . . . . . . . . . .4
   High Yield Bond Portfolio. . . . . . . . . . . . . . . . . . . . . . . . .4
   International Equity Portfolio . . . . . . . . . . . . . . . . . . . . . .4
Detailed Information About the Policy . . . . . . . . . . . . . . . . . . . .4
   Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .4
   Death Benefit. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .4
    Death Benefit Options . . . . . . . . . . . . . . . . . . . . . . . . . .4
    Choice of Tests for Tax Purposes. . . . . . . . . . . . . . . . . . . . .5
    Death Benefit Changes . . . . . . . . . . . . . . . . . . . . . . . . . .5
   Allocations to the Account . . . . . . . . . . . . . . . . . . . . . . . .5
   Deductions and Charges . . . . . . . . . . . . . . . . . . . . . . . . . .6
    Deductions from Premiums. . . . . . . . . . . . . . . . . . . . . . . . .6
    Charges Against the Policy Value. . . . . . . . . . . . . . . . . . . . .6
    Expenses of the Fund. . . . . . . . . . . . . . . . . . . . . . . . . . .6
   Cash Value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .6
   Policy Loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .7
   Withdrawals of Policy Value. . . . . . . . . . . . . . . . . . . . . . . .7
   Termination and Reinstatement. . . . . . . . . . . . . . . . . . . . . . .7
    Right to Return Policy. . . . . . . . . . . . . . . . . . . . . . . . . .8
    Other Policy Provisions . . . . . . . . . . . . . . . . . . . . . . . . .8
      Owner . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .8
      Beneficiary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .8
      Incontestability. . . . . . . . . . . . . . . . . . . . . . . . . . . .8
      Suicide . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .8
      Misstatement of Age or Sex. . . . . . . . . . . . . . . . . . . . . . .8
      Collateral Assignment . . . . . . . . . . . . . . . . . . . . . . . . .8
      Deferral of Determination and Payment . . . . . . . . . . . . . . . . .8
      Dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .8
    Voting Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .8
    Substitution of Fund Shares
     and Other Changes. . . . . . . . . . . . . . . . . . . . . . . . . . . .9
 Reports. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .9
 Distribution of the Policies . . . . . . . . . . . . . . . . . . . . . . . .9
 Tax Considerations . . . . . . . . . . . . . . . . . . . . . . . . . . . . .9
    General . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .9
    Life Insurance Qualification. . . . . . . . . . . . . . . . . . . . . . .9
    Tax Treatment of Life Insurance . . . . . . . . . . . . . . . . . . . . .10
    Modified Endowment Contracts. . . . . . . . . . . . . . . . . . . . . . .10
    Other Tax Considerations. . . . . . . . . . . . . . . . . . . . . . . . .11
 Other Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .12
    Management. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .12
    Regulation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .13
    Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . .14
    Registration Statement. . . . . . . . . . . . . . . . . . . . . . . . . .14
    Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .14
 Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . .15
   Report of Independent Accountants
    (for year ended December 31, 1996). . . . . . . . . . . . . . . . . . . .16
   Financial Statements of the Account
    (for year ended December 31, 1996). . . . . . . . . . . . . . . . . . . .17
   Financial Statements of Northwestern Mutual Life
    (for the three years ended
        December 31, 1996). . . . . . . . . . . . . . . . . . . . . . . . . .22
   Report of Independent Accountants
    (for the three years ended
      December 31, 1996). . . . . . . . . . . . . . . . . . . . . . . . . . .33
 Appendix . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .35

P R O S P E C T U S





NORTHWESTERN MUTUAL VARIABLE EXECUTIVE LIFE



FLEXIBLE PREMIUM VARIABLE  LIFE INSURANCE POLICY



This prospectus describes the Variable Executive Life Policy (the "Policy") offered by The Northwestern Mutual Life Insurance Company. The Policy is an individual flexible premium variable life insurance policy designed to be used for a variety of business purposes.



The Policy offers flexible premium payments, nine investment funding options and a choice of three death benefit options.



The investment options correspond to the Portfolios of Northwestern Mutual Series Fund, Inc. (the "Fund"). The prospectus for the Fund, attached to this prospectus, describes the investment objectives of the nine portfolios: the Index 500 Stock Portfolio, the Select Bond Portfolio, the Money Market Portfolio, the Balanced Portfolio, the Growth and Income Stock Portfolio, the Growth Stock Portfolio, the Aggressive Growth Stock Portfolio, the High Yield Bond Portfolio and the International Equity Portfolio.



The values provided by the Policy vary daily depending on investment results. These values are not guaranteed. The Portfolios present varying degrees of investment risk.



A Policy may be returned for a limited period of time. See "Right to Return Policy", p. 8.


IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING INSURANCE WITH A VARIABLE LIFE INSURANCE POLICY. SEE DEDUCTIONS AND CHARGES AND CASH VALUE.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUS FOR NORTHWESTERN MUTUAL SERIES FUND, INC. WHICH IS ATTACHED HERETO, AND SHOULD BE RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

SUMMARY


THE FOLLOWING SUMMARY PROVIDES A BRIEF OVERVIEW OF THE POLICY. IT OMITS DETAILS WHICH ARE INCLUDED ELSEWHERE IN THIS PROSPECTUS AND THE ATTACHED FUND PROSPECTUS AND IN THE TERMS OF THE POLICY.


VARIABLE LIFE INSURANCE


Variable life insurance is cash value life insurance and is similar in many ways to traditional fixed benefit life insurance. Both kinds of life insurance provide an income tax-free death benefit and a cash value that grows tax-deferred. Variable life insurance allows the policyowner to direct the premiums, after certain deductions, among a range of investment options. The variable life insurance death benefit and cash value vary to reflect the performance of the selected investments.


THE ACCOUNT AND ITS DIVISIONS


Northwestern Mutual Variable Life Account is the investment vehicle for the Policies. The Account has nine divisions. The owner of the Policy determines how net premiums are to be allocated. The assets of each division are invested in a corresponding Portfolio of Northwestern Mutual Series Fund, Inc. The nine Portfolios are the Index 500 Stock Portfolio, the Select Bond Portfolio, the Money Market Portfolio, the Balanced Portfolio, the Growth and Income Stock Portfolio, the Growth Stock Portfolio, the Aggressive Growth Stock Portfolio, the High Yield Bond Portfolio and the International Equity Portfolio. The investment objectives of the Portfolios are briefly described herein. See "The Fund", p. 3. For additional information see the attached prospectus for the Fund.


THE POLICY


AVAILABILITY LIMITATIONS   The Variable Executive Life Policy has been designed
for use with non-tax qualified executive benefit plans. The Policy is offered for use with corporate-sponsored plans where at least five Policies will be issued, each on the life of a different eligible insured person, and the first year premium for the group will be at least $250,000. Exceptions will be permitted in some cases and additional requirements may apply. Each case must be approved at the Home Office of Northwestern Mutual Life.



PREMIUMS Premiums may be paid at any time and in any amounts, within limits, but additional premiums will be required to keep the Policy in force if values become insufficient to pay current charges.



DEATH BENEFIT  The Policy offers a choice of three death benefit options:

-   SPECIFIED AMOUNT (OPTION A)

-   SPECIFIED AMOUNT PLUS POLICY VALUE (OPTION B)


-   SPECIFIED AMOUNT PLUS PREMIUMS PAID (OPTION C)

In each case, the death benefit will be at least the amount needed to meet federal income tax requirements for life insurance. The Specified Amount is selected by the owner when the Policy is purchased and may be increased or decreased, within limits and subject to conditions, after a Policy is issued. The minimum amount is $50,000.00. No minimum death benefit is guaranteed.



CASH VALUE    The cash value of a Policy is not guaranteed and varies daily to reflect investment experience. A Policy may be surrendered for its cash value. The Policy also includes loan and withdrawal provisions.


DEDUCTIONS AND CHARGES

FROM PREMIUMS


    - Deduction of 3.6% for local, state and federal taxes attributable to premiums

    - Sales load of 15% up to the Target Premium for first Policy year, and 3% of all other premiums


FROM POLICY VALUE

    - Cost of insurance charge deducted monthly, based on the net amount at risk, the age, sex and risk classification of the insured, and the Policy duration. Current changes are based on the experience of Northwestern Mutual Life. Maximum charges are based on the 1980 CSO Mortality Tables.

    - Monthly mortality and expense risk charge. The current charge is at the annual rate of .75% (0.06250% monthly rate) of the amount invested in the Account for the Policy for the first 10 Policy years, and .30% (0.02500% monthly rate) thereafter. The maximum annual rate is .90% (0.07500% monthly rate).

    - Monthly administrative charge. The current charge is $15.00 in the first Policy year and $5.00 thereafter. The maximum charge is $15 in the first Policy year and $10 thereafter.

    - Charge for expenses and taxes associated with the Policy loan, if any. The aggregate charge is at the current annual rate of .75% (0.06250% monthly rate) of the Policy debt for the first ten Policy years and .20% (0.01667%) thereafter.

    - Any transaction charges that may result from a withdrawal, a transfer, a change in the Specified Amount or a change in the death benefit option. These charges are currently waived. The maximum charge is $250 for death benefit option changes and $25 for each of the other transactions.



FROM THE FUND


    - A daily charge for investment advisory and other services provided to the Fund. The total Fund expenses vary by Portfolio and currently fall in an approximate range of .21% to .81% of assets on an annual basis.




THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY,
NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT AND
NORTHWESTERN MUTUAL SERIES FUND, INC.

NORTHWESTERN MUTUAL LIFE

The Northwestern Mutual Life Insurance Company is a mutual life insurance company organized by a special act of the Wisconsin Legislature in 1857. It is the nation's sixth largest life insurance company, based on total assets in excess of $62 billion on December 31, 1996, and is licensed to conduct a conventional life insurance business in the District of Columbia and in all states of the United States. Northwestern Mutual Life sells life and disability insurance policies and annuity contracts through its own field force of approximately 6,000 full time producing agents.



THE ACCOUNT

Northwestern Mutual Variable Life Account was established by the Trustees of Northwestern Mutual Life on November 23, 1983, in accordance with the provisions of Wisconsin insurance law. Under Wisconsin law the income, gains and losses, realized or unrealized, of the Account are credited to or charged against the assets of the Account without regard to other income, gains or losses of Northwestern Mutual Life. The Account is used only for variable life insurance policies, including the Policies described in this prospectus as well as other policy series.


The Account is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not involve supervision of management or investment practices or policies. The Account has nine divisions. All of the assets of each division are invested in shares of the corresponding Portfolio of the Fund described below.

THE FUND

Northwestern Mutual Series Fund, Inc. is a mutual fund of the series type registered under the Investment Company Act of 1940 as an open-end diversified management investment company. Shares of each Portfolio of the Fund are purchased by the corresponding division of the Account at their net asset value without any sales charge.

The investment adviser for the Fund is Northwestern Mutual Investment Services, Inc. ("NMIS"), a wholly-owned subsidiary of Northwestern Mutual Life. The investment advisory agreements for the respective Portfolios provide that NMIS will provide services and bear certain expenses of the Fund. For providing investment advisory and other services and bearing Fund expenses, the Fund pays NMIS a fee at an annual rate which ranges from .20% of the aggregate average daily net assets of the Index 500 Stock Portfolio to a maximum of .67% for the International Equity Portfolio, based on 1996 asset size. Other expenses borne by the Portfolios range from 0% for the Select Bond, Money Market and Balanced Portfolios to .14% for the International Equity Portfolio. Northwestern Mutual Life provides certain personnel and facilities used by NMIS in performing its investment advisory functions and is a party to the investment advisory agreement. J.P. Morgan Investment Management, Inc. and Templeton Investment Counsel, Inc. have been retained under investment sub-advisory agreements to provide investment advice to the Growth and Income Stock Portfolio and the International Equity Portfolio, respectively.

The investment objectives and types of investments for each of the nine Portfolios of the Fund are set forth below. There can be no assurance that the objectives of the Portfolios will be realized. For more information about the investment objectives and policies, the attendant risk factors and expenses, see the Fund prospectus.


INDEX 500 STOCK PORTFOLIO. The investment objective of the Index 500 Stock Portfolio is to achieve investment results that approximate the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). The Portfolio will attempt to meet this objective by investing in stocks included in the S&P 500 Index. Stocks generally are more volatile than debt securities and involve greater investment risks.

SELECT BOND PORTFOLIO. The primary investment objective of the Select Bond Portfolio is to provide as high a level of long-term total rate of return as is consistent with prudent investment risk. A secondary objective is to seek preservation of shareholders' capital. The Select Bond Portfolio will invest primarily in debt securities. The value of debt securities will tend to rise and fall inversely with the rise and fall of interest rates.

MONEY MARKET PORTFOLIO. The investment objective of the Money Market Portfolio is to realize maximum current income consistent with liquidity and stability of capital. The Money Market Portfolio will invest in money market instruments and other debt securities with maturities generally not exceeding one year. The return produced by these securities will reflect fluctuations in short-term interest rates.

BALANCED PORTFOLIO. The investment objective of the Balanced Portfolio is to realize as high a level of long-term total rate of return as is consistent with prudent investment risk. The Balanced Portfolio will invest in common stocks and other equity securities, bonds and money market instruments. Investment in the Balanced Portfolio necessarily involves the risks inherent in stocks and debt securities of varying maturities, including the risk that the Portfolio may invest too much or too little of its assets in each type of security at any particular time.

GROWTH AND INCOME STOCK PORTFOLIO. The investment objective of the Growth and Income Stock Portfolio is long-term growth of capital and income. Ordinarily the Portfolio pursues its investment objectives by investing primarily in dividend-paying common stock.


GROWTH STOCK PORTFOLIO. The investment objective of the Growth Stock Portfolio is long-term growth of capital; current income is secondary. The Portfolio will seek to achieve this objective by selecting investments in companies which have above average earnings growth potential.

AGGRESSIVE GROWTH STOCK PORTFOLIO. The investment objective of the Aggressive Growth Stock Portfolio is to achieve long-term appreciation of capital primarily by investing in the common stocks of companies which can reasonably be expected to increase their sales and earnings at a pace which will exceed the growth rate of the nation's economy over an extended period.

HIGH YIELD BOND PORTFOLIO. The investment objective of the High Yield Bond Portfolio is to achieve high current income and capital appreciation by investing primarily in fixed income securities that are rated below investment grade by the major rating agencies.

INTERNATIONAL EQUITY PORTFOLIO. The investment objective of the International Equity Portfolio is long-term capital growth. It pursues its objective through a flexible policy of investing in stocks and debt securities of companies and governments outside the United States.

--------------------------------------------------------------------------------



DETAILED INFORMATION ABOUT THE POLICY

PREMIUMS

The Policy permits premiums to be paid at any time before the Policy anniversary that is nearest the insured's 95th birthday and in any amounts within the limits described in this section.



The Specified Amount selected when the Policy is purchased is used to determine the minimum initial premium. The minimum initial premium is approximately equal to three times the initial monthly Cost of Insurance Charge and other deductions.



A Target Premium is calculated when the Policy is issued and is used in determining the sales load for the first Policy year. The Target Premium is based on the Specified Amount and the age and sex of the insured.



After a Policy is issued, there are no minimum premiums, except that no premium of less than $25 will be accepted. The Policy will remain in force during the insured's lifetime so long as the Policy Value, less the amount of any Policy debt, is sufficient to pay the monthly cost of insurance charge and other current charges.



The Policy sets no maximum on premiums, but a premium that would increase the net amount at risk will be accepted only if the insurance, as increased, will be within the issue limits of Northwestern Mutual Life, the insured meets the insurability requirements and the premium is received prior to the anniversary nearest the insured's 75th birthday. A premium will not be accepted if it would disqualify the Policy as life insurance for federal income tax purposes. See "Tax Considerations", p.9.


DEATH BENEFIT

DEATH BENEFIT OPTIONS  The Policy provides for three death benefit options:



SPECIFIED AMOUNT (OPTION A) The Specified Amount is selected by the Owner when the Policy is purchased.



SPECIFIED AMOUNT PLUS POLICY VALUE (OPTION B) The Policy Value is the cumulative amount invested, adjusted for investment results, reduced by the charges for insurance and other expenses.



SPECIFIED AMOUNT PLUS PREMIUMS PAID (OPTION C)

In addition, under any of the Options, the Death Benefit will be increased if necessary to meet the definitional requirements for life insurance for federal income tax purposes as discussed below.



Under any of the death benefit options the death benefit will be equal to the Policy Value at all times on and after the Policy anniversary nearest the 100th birthday of the insured.



CHOICE OF TESTS FOR TAX PURPOSES A Policy must satisfy one of two testing methods to qualify as life insurance for federal income tax purposes. The purchaser may choose either the Guideline Premium/Cash Value Corridor Test or the Cash Value Accumulation Test. Both tests require the Policy to meet minimum ratios, or multiples, of death benefit to the Policy Value. The minimum multiple decreases as the age of the insured advances. The choice of testing methods is made when a Policy is purchased and it may not be changed.



For the Guideline Premium/Cash Value Corridor Test the minimum multiples of death benefit to the Policy Value are shown below.




                            Guideline Premium/Cash Value
                               Corridor Test Multiples

       Attained       Policy Attained          Policy
         Age               Value %               Age               Value %
         ---               -------               ---               -------

         40 or under . . . . 250                 62. . . . . . . . . 126
         41. . . . . . . . . 243                 63. . . . . . . . . 124
         42. . . . . . . . . 236                 64. . . . . . . . . 122
         43. . . . . . . . . 229                 65. . . . . . . . . 120
         44. . . . . . . . . 222                 66. . . . . . . . . 119
         45. . . . . . . . . 215                 67. . . . . . . . . 118
         46. . . . . . . . . 209                 68. . . . . . . . . 117
         47. . . . . . . . . 203                 69. . . . . . . . . 116
         48. . . . . . . . . 197                 70. . . . . . . . . 115
         49. . . . . . . . . 191                 71. . . . . . . . . 113
         50. . . . . . . . . 185                 72. . . . . . . . . 111
         51. . . . . . . . . 178                 73. . . . . . . . . 109
         52. . . . . . . . . 171                 74. . . . . . . . . 107
         53. . . . . . . . . 164                 75-90 . . . . . . . 105
         54. . . . . . . . . 157                 91. . . . . . . . . 104
         55. . . . . . . . . 150                 92. . . . . . . . . 103
         56. . . . . . . . . 146                 93. . . . . . . . . 102
         57. . . . . . . . . 142                 94. . . . . . . . . 101
         58. . . . . . . . . 138                 95 or over. . . . . 100
         59. . . . . . . . . 134
         60. . . . . . . . . 130
         61. . . . . . . . . 128



For the Cash Value Accumulation Test the minimum multiples of death benefit to the Policy Value are calculated using net single premiums based on the attained age of the insured and the Policy's underwriting classification, using a 4% interest rate.



The Guideline Premium/Cash Value Corridor Test has lower minimum multiples than the Cash Value Accumulation Test, usually resulting in better cash value accumulation for a given amount of premium. But the Guideline Premium/Cash Value Corridor Test limits the amount of premium that may be paid in each Policy year. The Cash Value Accumulation Test has no such annual limitation, and allows more premium to be paid during the early Policy years.



DEATH BENEFIT CHANGES After a Policy is issued the Owner may change the death benefit option, or increase or decrease the Specified Amount, subject to approval by Northwestern Mutual Life. Changes are subject to insurability requirements and issue limits. A change will not be permitted if it results in a Specified Amount less than the minimum for a new Policy issued on that date.



A change in the death benefit option, or an increase or decrease in the Specified Amount, will be effective on the monthly processing date next following receipt of a written request at the Home Office of Northwestern Mutual Life.



Administrative charges of up to $250 for a change in the death benefit option, and up to $25 for each of more than one change in the Specified Amount in a Policy year, may apply. Any such charges will be deducted from the Policy Value. Northwestern Mutual Life is currently waiving these charges.



A change in the death benefit option, or an increase or decrease in the Specified Amount, may have important tax effects. See "Tax Considerations", p.
9. The cost of insurance charge will increase if a change results in a larger net amount at risk. See "Charges Against the Policy Value," p. 6.



ALLOCATIONS TO THE ACCOUNT


The initial net premium is placed in the Account on the Policy date. Net premiums paid thereafter are placed in the Account on the date received at the Home Office of Northwestern Mutual Life. Net premiums are premiums less the deductions from premiums. See "Deductions from Premiums", p 6.



Premiums placed in the Account prior to the initial allocation date are invested in the Money Market Division of the Account. The initial allocation date is identified in the Policy and is the latest of the date the application is approved by Northwestern Mutual Life and the date the initial premium is received at the Home Office of Northwestern Mutual Life. A different initial allocation date applies in those states which require a refund of at least the premium paid during the period when the Policy may be returned. See "Right to Return Policy," p. 8. On the initial allocation date the amount in the Money Market Division is invested in the Account divisions as directed in the application for the Policy. The Policyowner may change the allocation for future net premiums at any time by written request and the change will be effective for premiums placed in the Account thereafter. Allocation must be in whole percentages.



The Policyowner may transfer accumulated amounts from one division of the Account to another. Transfers are effective on the date a written request is received at the Home Office of Northwestern Mutual Life. Northwestern Mutual Life reserves the right to charge a fee of up to $25, to cover administrative costs of transfers, if there are more than twelve transfers in a Policy year. Northwestern Mutual Life is currently waiving these charges.


DEDUCTIONS AND CHARGES


DEDUCTIONS FROM PREMIUMS    A charge for taxes attributable to premiums is
deducted from each premium. The total amount of this deduction is 3.6% of the premium. Of this amount 2.35% is for state premium taxes. Premium taxes vary from state to state and currently range from .75% to 3.5% of life insurance premiums. The 2.35% rate is an average. The tax rate for a particular state may be lower, higher, or equal to the 2.35% deduction. Northwestern Mutual Life does not expect to profit from this charge. The remainder of the deduction, 1.25% of each premium, is for federal income taxes measured by premiums. Northwestern Mutual Life believes that this charge does not exceed a reasonable estimate of its federal income taxes attributable to the treatment of deferred acquisition costs.



A charge for sales costs is deducted from each premium. The charge is 15% of premiums paid during the first Policy year up to the Target Premium and 3% of all other premiums. The Target Premium is based on the Specified Amount and the age and sex of the insured. To the extent that sales expenses exceed the amounts deducted, Northwestern Mutual Life will pay the expenses from its other assets. These assets may include, among other things, any gain realized from the monthly charge against the Policy Value for the mortality and expense risks assumed by Northwestern Mutual Life, as described below.



CHARGES AGAINST THE POLICY VALUE    A cost of insurance charge is deducted from
the Policy Value on each monthly processing date. The amount is determined by multiplying the net amount at risk by the cost of insurance rate. The net amount at risk is equal to the death benefit currently in effect less the Policy Value. The cost of insurance rate reflects the issue age, policy duration and risk classification of the insured. The maximum cost of insurance rates are included in the Policy.



A charge for the mortality and expense risks assumed by Northwestern Mutual Life is also deducted monthly from the Policy Value. The maximum amount of the charge is equal to an annual rate of .90% (0.07500% monthly rate) of the Policy Value. Currently the charge is equal to an annual rate of .75% (0.06250% monthly rate) of Policy Value for the first ten Policy years and .30% (0.0250% monthly rate) thereafter. The mortality risk is that insureds may not live as long as Northwestern Mutual Life estimated. The expense risk is that expenses of issuing and administering the Policies may exceed the estimated costs. Northwestern Mutual Life will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policies.




There is a monthly administrative charge of not more than $15 for the first Policy year and $10 thereafter. Currently this charge will be $5 after the first Policy year. This charge is for administrative expenses, including costs of premium collection, processing claims, keeping records and communicating with Policyowners. Northwestern Mutual Life does not expect to profit from this charge.



A charge for the expenses and taxes associated with the Policy debt, if any. The aggregate charge is at the current annual rate of 0.75% (0.06250% monthly rate) of the Policy debt for the first ten Policy years and 0.20% (0.01667% monthly rate) thereafter.



The Policy provides for transaction fees to be deducted from the Policy Value on the dates on which transactions take place. These charges are $25 for changes in the Specified Amount, withdrawals or transfers of assets among the divisions of the Account if more than twelve transfers take place in a Policy year. The fee for a change in the death benefit option is $250. Currently all of these fees are being waived.



Deductions from the Policy Value will be apportioned among the divisions of the Account in proportion to the amounts invested in the divisions.



EXPENSES OF THE FUND   The investment performance of each division of the
Account reflects all expenses borne by the corresponding Portfolio of the Fund. See the attached Fund prospectus for more information about those expenses.



CASH VALUE


The owner of a Policy may surrender it for the cash value at any time during the lifetime of the insured.

The cash value for the Policy will change daily in response to investment results. No minimum cash value is guaranteed. The cash value is equal to the Policy Value reduced by any Policy debt outstanding. During the first Policy year the cash value is increased by the amount of sales load previously deducted from premiums, and during the second Policy year the cash value is increased by 50% of previous sales load deductions. This increase in cash value during the first two Policy years does not apply if the Policy is in a grace period on the date on which the Policy is surrendered.



The cash value for a Policy is determined at the end of each valuation period. Each business day, together with any non-business days before it, is a valuation period. A business day is any day on which the New York Stock Exchange is open for trading. In accordance with the requirements of the Investment Company Act of l940, the cash value for a Policy may also be determined on any other day on which there is sufficient trading in securities to materially affect the value of the securities held by the Portfolios of the Fund.



POLICY LOANS


The owner of a Policy may borrow up to 90% of the Policy Value using the Policy as security. If a Policy loan is already outstanding, the maximum amount for any new loan is 90% of the Policy Value, less the amount already borrowed.



Interest on a Policy loan accrues and is payable on a daily basis at an annual effective rate of 5%. Unpaid interest is added to the amount of the loan. If the amount of the loan equals or exceeds the Policy Value on a monthly processing date, the Policy will enter the grace period. See "Termination and Reinstatement", below. A notice will be sent to the owner at least 61 days before the termination date. The notice will show how much must be paid to keep the Policy in force.



The amount of a Policy loan will be taken from the Account divisions in proportion to the amounts in the divisions. The amounts withdrawn will be transferred to Northwestern Mutual Life's general account and will be credited on a daily basis with an annual earnings rate equal to the 5% Policy loan interest rate. A Policy loan, even if it is repaid, will have a permanent effect on the Policy Value because the amounts borrowed will not participate in the Account's investment results while the loan is outstanding. The effect may be either favorable or unfavorable depending on whether the earnings rate credited to the loan amount is higher or lower than the rate credited to the unborrowed amount left in the Account.


A Policy loan, and any accrued interest outstanding, may be repaid, in whole or in part, at any time. Payments will be credited as of the date received and will be transferred from the general account of Northwestern Mutual Life to the Account divisions, in proportion to the premium allocation in effect, as of the same date.


A Policy loan may have important tax consequences.  See "Tax Considerations", p.
9.



WITHDRAWALS OF POLICY VALUE


The Policyowner may make a withdrawal of Policy Value. A withdrawal may not reduce the loan value to less than any Policy debt outstanding. Following a withdrawal the remaining Policy Value, less any Policy debt outstanding, must be at least three times the current monthly charges for the cost of insurance and other expenses. The minimum amount for withdrawals is $250. Up to four withdrawals are permitted in a Policy year. An administrative charge of up to $25 may apply, but is currently being waived.



A withdrawal of Policy Value decreases the death benefit by the same amount. If the death benefit for a Policy has been increased to meet the federal tax requirements for life insurance, the decrease in the death benefit caused by a subsequent withdrawal will be larger than the amount of the withdrawal. If Option A or Option C is in effect a withdrawal of Policy Value will reduce the Specified Amount by the amount of the withdrawal. Following a withdrawal the remaining death benefit must be at least the minimum amount that Northwestern Mutual Life would currently issue.



The amount withdrawn from Policy Value will be taken from the Account divisions in proportion to the amounts in the divisions. The Policy makes no provision for repayment of amounts withdrawn. A withdrawal of Policy Value may have important tax consequences. See "Tax Considerations", p. 9.



TERMINATION AND REINSTATEMENT


If the Policy Value, less any Policy debt outstanding, is less than the monthly charges for the cost of insurance and other expenses on any monthly processing date, a grace period of 61 days is allowed for the payment of sufficient premium to keep the Policy in force. The grace period begins on the date that a notice is sent to the Policyowner. The notice will state the minimum amount of premium required to keep the Policy in force and the date by which the premium must be paid. The Policy will terminate unless the required amount is paid before the grace period expires.



After a Policy has terminated, it may be reinstated within one year. The insured must provide satisfactory evidence of insurability. The minimum amount of premium required for reinstatement will be the monthly charges that were due when the Policy terminated plus the charges for three more months.



Reinstatement of a Policy will be effective on the first monthly processing date after an application for reinstatement is received at the Home Office of Northwestern Mutual Life, subject to approval by Northwestern Mutual Life. Any Policy debt that was outstanding when the Policy terminated will also be reinstated.



The Policy Value when a Policy is reinstated is equal to the premium paid, after the deduction for taxes and sales load, less the sum of all monthly charges for the cost of insurance and other expenses for the grace period and for the current month. The Policy Value will be allocated among the Account divisions based on the allocation for premiums currently in effect.



A Policy may not be reinstated after the Policy has been surrendered for its cash value.



See "Tax Considerations", p. 9, for a discussion of the tax effects associated with termination and reinstatement of a Policy.



RIGHT TO RETURN POLICY


A Policy may be returned within 45 days after the application for insurance is signed or within 10 days (or later where required by state law) after the Policy is received, whichever is later. The Policy may be mailed or delivered to the agent who sold it or to the Home Office of Northwestern Mutual Life. If returned, the Policy will be considered void from the beginning. Northwestern Mutual Life will refund the sum of the amounts deducted from the premium paid plus the value of the Policy in the Account on the date the returned Policy is received. In some states, the amount refunded will not be less than the premium paid.



OTHER POLICY PROVISIONS

OWNER. The owner is identified in the Policy. The owner may exercise all rights under the Policy while the insured is living. Ownership may be transferred to another. Written proof of the transfer must be received by Northwestern Mutual Life at its Home Office.

BENEFICIARY. The beneficiary is the person to whom the death benefit is payable. The beneficiary is named in the application. After the Policy is issued the owner may change the beneficiary in accordance with the Policy provisions.


INCONTESTABILITY. Northwestern Mutual Life will not contest a Policy after it has been in force during the lifetime of the insured for two years from the date of issue. An increase in the amount of insurance that was subject to insurability requirements will not be contested after the increased amount has been in force during the lifetime of the insured for two years from the date of issuance of the increase.



SUICIDE. If the insured dies by suicide within one year from the date of issue, the amount payable under the Policy will be limited to the premiums paid, less the amount of any Policy debt and withdrawals. If the insured dies by suicide within one year of the date of issuance of an increase in the amount of insurance, which was subject to insurability requirements, the amount payable with respect to the increase will be limited to the amounts charged for the cost of insurance and other expenses attributable to the increase.



MISSTATEMENT OF AGE OR SEX. If the age or sex of the insured has been misstated, the charges for cost of insurance and other expenses under a Policy will be adjusted to reflect the correct age and sex.


COLLATERAL ASSIGNMENT. The owner may assign a Policy as collateral security. Northwestern Mutual Life is not responsible for the validity or effect of a collateral assignment and will not be deemed to know of an assignment before receipt of the assignment in writing at the Home Office.


DEFERRAL OF DETERMINATION AND PAYMENT. Northwestern Mutual Life will ordinarily pay Policy benefits within seven days after receipt of all required documents at its Home Office. However, determination and payment of benefits may be deferred during any period when it is not reasonably practicable to value securities because the New York Stock Exchange is closed or an emergency exists or the Securities and Exchange Commission, by order, permits deferral for the protection of Policyowners.



DIVIDENDS. The Policies will share in divisible surplus to the extent determined annually by Northwestern Mutual Life. Since the Policies are not expected to contribute to divisible surplus, it is not expected that any dividends will be paid.


VOTING RIGHTS

Northwestern Mutual Life is the owner of the Fund shares in which all assets of the Account are invested. As the owner of the shares Northwestern Mutual Life will exercise its right to vote the shares to elect directors of the Fund, to vote on matters required to be approved or ratified by mutual fund shareholders under the Investment Company Act of 1940 and to vote on any other matters that may be presented to any Fund shareholders' meeting. However, Northwestern Mutual Life will vote the Fund shares held in the Account in accordance with instructions from owners of the Policies. Northwestern Mutual Life will vote the Fund shares held in its general account in the same proportions as the shares for which voting instructions are received. If the applicable laws or regulations change so as to permit Northwestern Mutual Life to vote the Fund shares in its own discretion, it may elect to do so.

The number of Fund shares for each division of the Account for which the owner of a Policy may give instructions is determined by dividing the amount of the Policy's cash value apportioned to that division, if any, by the per share value for the corresponding Fund Portfolio. The number will be determined as of a date chosen by Northwestern Mutual Life, but not more than 90 days before the Fund shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited with written materials at least 14 days before the meeting. Shares as to which no instructions have been received will be voted in the same proportion as the shares as to which instructions have been received.

Northwestern Mutual Life may, if required by state insurance officials, disregard voting instructions which would require Fund shares to be voted for a change in the sub-classification or investment objectives of a Fund Portfolio, or to approve or disapprove an investment advisory agreement for the Fund. Northwestern Mutual Life may also disregard voting instructions that would require changes in the investment policy or investment adviser for the Fund or a Fund Portfolio, provided that Northwestern Mutual Life reasonably determines to take this action in accordance with applicable federal law. If Northwestern Mutual Life disregards voting instructions, a summary of the action and reasons therefor will be included in the next semiannual report to the owners of the Policies.

SUBSTITUTION OF FUND SHARES AND OTHER CHANGES

If, in the judgment of Northwestern Mutual Life, a Fund Portfolio becomes unsuitable for continued use with the Policies because of a change in investment objectives or restrictions, shares of another Portfolio or another mutual fund may be substituted. Any substitution of shares will be subject to any required approval of the Securities and Exchange Commission, the Wisconsin Commissioner of Insurance or other regulatory authority. Northwestern Mutual Life has also reserved the right, subject to applicable federal and state law, to operate the Account or any of its divisions as a management company under the Investment Company Act of 1940, or in any other form permitted, or to terminate registration of the Account if registration is no longer required, and to change the provisions of the Policies to comply with any applicable laws.


REPORTS

At least once each Policy year the owner of a Policy will receive a statement showing the death benefit, Policy Value and any Policy loan, including loan interest. This report will show the apportionment of invested assets among the Account divisions. Owners will also receive annual and semiannual reports for the Account and the Fund, including financial statements.



DISTRIBUTION OF THE POLICIES


The Policies will be sold through individuals who, in addition to being licensed life insurance agents of Northwestern Mutual Life, are registered representatives of Northwestern Mutual Investment Services, Inc. ("NMIS"), a wholly-owned subsidiary of Northwestern Mutual Life. NMIS is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.


Commissions paid to the agents will not exceed 15% of the premium for the first year and 2-3/4% of the premium thereafter. During the sixth Policy year and thereafter agents will receive compensation at the annual rate of .20% of the cash value of a Policy.



General agents and district agents who are registered representatives of NMIS and have supervisory responsibility for sales of the Policies receive commission overrides and other compensation.



TAX CONSIDERATIONS

GENERAL The following discussion provides a general description of federal income tax consideration relating to the Policy. The discussion is based on current provisions of the Internal Revenue Code ("Code") as currently interpreted by the Internal Revenue Service. This discussion is not intended as tax advice. The discussion is not exhaustive, it does not address the likelihood of future changes in federal income tax law or interpretations thereof, and it does not address state or local tax considerations which may be significant in the purchase and ownership of a Policy.


LIFE INSURANCE QUALIFICATION Section 7702 of the Code defines life insurance for federal income tax purposes. The Code provides two alternative tests for determining whether the death benefit is a sufficient multiple of the Policy Value. See "Choice of Tests for Tax Purposes", p. 5. The Policy is designed to comply with these rules. Premiums that would cause a Policy to be disqualified as life insurance will be returned.



Section 817(h) of the Code authorizes the Secretary of the Treasury to set standards for diversification of the investments underlying variable life insurance policies. Final regulations have been issued pursuant to this authority. Failure to meet the diversification requirements would disqualify the Policies as life insurance for purposes of Section 7702 of the Code. Northwestern Mutual Life intends to comply with these requirements.



The Treasury Department, in connection with the diversification requirements, stated that it expected to issue guidance about circumstances where a policyowner's control of separate account assets would cause the policyowner, and not the life insurance company, to be treated as the owner of those assets. These guidelines have not been issued. If the owner of a Policy were treated as the owner of the Fund shares held in the Account, the income and gains related to those shares would be included in the owner's gross income for federal income tax purposes. Northwestern Mutual Life believes that it owns the assets of the Account under current federal income tax law.



TAX TREATMENT OF LIFE INSURANCE   While a Policy is in force, increases in the
Policy Value as a result of investment experience are not subject to federal income tax until there is a loan or withdrawal. The death benefit received by a beneficiary will not be subject to federal income tax.



Unless the Policy is a modified endowment contract, as described below, Northwestern Mutual Life believes that a loan received under a Policy will be construed as indebtedness of the owner and no part of the loan will be subject to current federal income tax. Interest paid by individual owners of the Policies will ordinarily not be deductible. A qualified tax adviser should be consulted as to the deductibility of interest paid, or accrued, by other purchasers of the Policies. See "Other Tax Considerations", below.



As a general rule, the proceeds from a withdrawal of Policy Value will be taxable only to the extent that the withdrawal exceeds the basis of the Policy. In certain circumstances, a withdrawal of Policy Value during the first 15 Policy years may be taxable to the extent that the Policy Value exceeds the basis of the Policy. The basis of the Policy is generally equal to the premiums paid less any amounts previously received as tax-free distributions. This means that the amount withdrawn may be taxable even if that amount is less than the basis of the Policy. In addition, if a Policy terminates while a Policy loan is outstanding, the cancellation of the loan and accrued interest will be treated as a distribution from the Policy and may be taxable under these rules.



Special tax rules may apply when ownership of a Policy is transferred. Qualified tax advice should be sought when a transfer of ownership is planned.



MODIFIED ENDOWMENT CONTRACTS A Policy will be classified as a modified endowment contract if the cumulative premium paid during the first seven Policy years exceeds a defined "seven-pay" limit. The seven-pay limit is based on a hypothetical life insurance policy issued on the same insured person and for the same initial death benefit which, under specified conditions (which include the absence of expense and administrative charges) will be fully paid for after seven level annual payments. A Policy will be treated as a modified endowment contract unless cumulative premiums paid under the Policy, at all times during the first seven Policy years, are less than or equal to the cumulative seven-pay premiums which would have been paid under the hypothetical policy on or before such times.



Whenever there is a "material change" under a Policy, it will generally be treated as a new contract for purposes of determining whether the Policy is a modified endowment contract, and subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, the Policy Value of the Policy at the time of such change. A materially changed Policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit. A material change could occur as a result of a change in the death benefit option, a change in the Specified Amount, and certain other changes.



If the benefits are reduced during the first seven Policy years after entering into the Policy (or within seven years after a material change), for example, by requesting a decrease in the Specified Amount or, in some cases, by making a withdrawal of Policy Value, the seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. If the premiums previously paid are greater than the calculated seven-pay premium level limit, the Policy will become a modified endowment contract. A life insurance policy which is received in exchange for a modified endowment contract will also be considered a modified endowment contract.



If a Policy is a modified endowment contract, any distribution from the Policy will be taxed on a gain- first basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or a withdrawal of Policy Value. Any such distributions will be considered taxable income to the extent the Policy Value exceeds the basis in the Policy. For modified endowment contracts, the basis would be increased by the amount of any prior loan under the Policy that was considered taxable income. For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by Northwestern Mutual Life to the same policyowner (excluding certain qualified plans) during any calendar year are to be aggregated. The Secretary of the Treasury has authority to prescribe additional rules to prevent avoidance of gain-first taxation on distributions from modified endowment contracts.



A 10% penalty tax will apply to the taxable portion of a distribution from a modified endowment contract. The penalty tax will not, however, apply to distributions (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability (as defined in the Code) or (iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayers or the joint lives (or joint life expectancies) of the taxpayer and his beneficiaries. If a Policy is surrendered, the excess, if any, of the Policy Value over the basis of the Policy will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax. The exceptions generally do not apply to life insurance policies owned by corporations or other entities. If a Policy terminates while there is a Policy loan, the cancellation of the loan and accrued loan interest will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the penalty tax, as described under the above rules.



If a Policy becomes a modified endowment contract, distributions that occur during the Policy year it becomes a modified endowment contract and any subsequent Policy year will be taxed as described in the two preceding paragraphs. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be subject to tax in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. The Secretary of the Treasury has been authorized to prescribe rules which would treat similarly other distributions made in anticipation of a policy becoming a modified endowment contract.



OTHER TAX CONSIDERATIONS Business-owned life insurance may be subject to certain additional rules. Section 264(a)(1) of the Code generally disallows a deduction for premiums paid on Policies by anyone who is directly or indirectly a beneficiary under the Policy. Increases in Policy Value may also be subject to tax under the corporation alternative minimum tax provisions.



Section 264(a)(4) of the Code limits the Policyowner's deduction for interest on loans taken against life insurance policies to interest on an aggregate total of $50,000 of loans per covered life only with respect to life insurance policies covering key persons. Generally, a key person means an officer or a 20% owner. However, the number of key persons will be limited to the greater of (a) five individuals, or (b) the lesser of 5% of the total officers and employees of the taxpayer or 20 individuals. Deductible interest for these Policies will be subject to limits based on current market rates.



In addition, section 264(f) disallows a proportionate amount of a business' interest deduction based on the amount of unborrowed cash value of non-exempt life insurance policies held in relation to other business assets. Exempt policies include policies held by natural persons unless the business is a direct or indirect beneficiary under the policy (e.g., collateral assignment split dollar policies) and policies insuring employees, directors, officers and 20% owners (as well as joint policies insuring 20% owners and their spouses).



Finally, life insurance subject to a split dollar arrangement is taxable to the employee in the amount of the annual value of the economic benefit to the employee measured by the issuer's lowest one-year term rates as defined by various Internal Revenue Service rulings or the government's P.S. 58 table rates. The Internal Revenue Service has also ruled in a private letter ruling related to a specific taxpayer under audit that the accrued earnings in the equity split dollar policies held by the taxpayer were taxable in the year earned. The Internal Revenue Service has not issued a formal ruling on this issue and is currently reviewing the taxation of split dollar arrangements generally.



Depending on the circumstances, the exchange of a Policy, a change in the death benefit option, a Policy loan, a withdrawal of Policy Value, a change in ownership or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, estate, inheritance, and other tax consequences of Policy ownership, premium payments and receipt of Policy proceeds depend on the circumstances of each Policyowner or beneficiary. Any person contemplating any such transaction should consult a qualified tax adviser.

--------------------------------------------------------------------------------
OTHER INFORMATION

MANAGEMENT

Northwestern Mutual Life is managed by a Board of Trustees. The Trustees and senior officers of Northwestern Mutual Life and their positions including Board committee memberships, and their principal occupations, are as follows:



TRUSTEES

                                              PRINCIPAL OCCUPATION DURING
NAME                                                LAST FIVE YEARS
----                                                ---------------

R. Quintus Anderson (A) . . . . . . .  Chairman, Aarque Capital Corporation
                                       since 1997, prior thereto; Chairman, The
                                       Aarque Companies, Jamestown, NY
                                       (diversified metal products
                                       manufacturing)
Edward E. Barr (HR) . . . . . . . . .  President and Chief Executive Officer,
                                       Sun Chemical Corporation, Fort Lee, New
                                       Jersey (graphic arts); and President and
                                       Chief Executive Officer, DIC Americas,
                                       Inc., Fort Lee, NJ
Gordon T. Beaham, III (OT). . . . . .  Chairman of the Board and President,
                                       Faultless Starch/Bon Ami Company, Kansas
                                       city, MO (consumer products
                                       manufacturer)
Robert C. Buchanan (A, E, F). . . . .  President and Chief Executive Officer,
                                       Fox Valley Corporation, Appleton, WI
                                       (manufacturer of gift wrap and writing
                                       paper)
Robert E. Carlson (E) . . . . . . . .  Executive Vice President of Northwestern
                                       Mutual Life
George A. Dickerman (AM). . . . . . .  President, Spalding Sports Worldwide,
                                       Chicopee, MA (manufacturer of sporting
                                       equipment)
Pierre S. du Pont (AM). . . . . . . .  Attorney, Richards, Layton and Finger,
                                       Wilmington, DE
James D. Ericson (AM, E, F. HR, OT) .  President and Chief Executive Officer of
                                       Northwestern Mutual Life since 1993;
                                       President and Chief Operating Officer,
                                       1991-1993; prior thereto, President
J. E. Gallegos (A). . . . . . . . . .  Attorney at Law; President, Gallegos Law
                                       Firm, Santa Fe, New Mexico
Stephen N. Graff (E, F, OT) . . . . .  Retired Partner, Arthur Andersen LLP
                                       (public accountants) since 1994; Senior
                                       Partner, 1993-1994; prior thereto,
                                       Managing Partner - Milwaukee, WI office
Patricia Albjerg Graham (HR). . . . .  Professor, Graduate School of Education,
                                       Harvard University, Cambridge, MA, and
                                       President, The Spencer Foundation
                                       (social and behavioral sciences)
Stephen F. Keller (HR). . . . . . . .  Chairman, Santa Anita Realty Enterprises
Barbara A. King (AM). . . . . . . . .  President, Landscape Structures, Inc.,
                                       Delano, MN (manufacturer of playground
                                       equipment)
J. Thomas Lewis (HR). . . . . . . . .  Attorney, Monroe & Lemann, New Orleans,
                                       LA
Daniel F. McKeithan, Jr. (E, F, HR) .  President, Tamarack Petroleum Company,
                                       Inc., Milwaukee, WI (operator of oil and
                                       gas wells); President, Active Investor
                                       Management, Inc., Milwaukee, WI
Guy A. Osborn (E, F, OT). . . . . . .  Retired Chairman of Universal Foods
                                       Corporation, Milwaukee, WI since 1997;
                                       prior thereto, Chairman and Chief
                                       Executive Officer
Timothy D. Proctor (A). . . . . . . .  Senior Vice President Human Resources,
                                       General Counsel & Secretary of Glaxo
                                       Wellcome Inc., Research Triangle Park,
                                       NC, since 1994 (pharmaceuticals)

Donald J. Schuenke (AM, E, F) . . . .  Retired since 1994; Chairman of
                                       Northwestern Mutual Life, 1993-1994;
                                       Chairman and Chief Executive Officer,
                                       1990-1993; prior thereto, President and
                                       Chief Executive Officer
H. Mason Sizemore, Jr. (AM) . . . . .  President and Chief Operating Officer,
                                       The Seattle Times, Seattle, WA
                                       (publishing)
Harold B. Smith (OT). . . . . . . . .  Chairman, Executive Committee, Illinois
                                       Tool Works, Inc., Chicago, IL
                                       (engineered components and industrial
                                       systems and consumables)
Sherwood H. Smith, Jr. (AM) . . . . .  Chairman of the Board of Carolina Power
                                       & Light since 1997; prior thereto,
                                       Chairman of the Board and Chief
                                       Executive Officer
John E. Steuri (OT) . . . . . . . . .  Chairman, Advanced Thermal Technologies,
                                       Little Rock, AR since 1997 (heating,
                                       air-conditioning  and humidity control).
                                       Retired since 1996 as Chairman
                                       and Chief Executive Officer of ALLTEL
                                       Information Services, Inc., Little Rock,
                                       AR (application software)
John J. Stollenwerk (AM, E, F). . . .  President and Owner, Allen-Edmonds Shoe
                                       Corporation, Port Washington, WI
Barry L. Williams (HR). . . . . . . .  President and Chief Executive Officer,
                                       C.N. Flagg Power, Inc., Meriden, CT
                                       (construction services for electric
                                       power plants) and President, Williams
                                       Pacific Ventures, Inc., Redwood City, CA
                                       (venture capital)
Kathryn D. Wriston (A). . . . . . . .  Director of various corporations, New
                                       York, NY

A   --   Member, Audit Committee       F    --   Member, Finance Committee
AM  --   Member, Agency and Marketing  HR   --   Member, Human Resources and
         Committee                               Public Policy Committee
E   --   Member, Executive Committee   OT   --   Member, Operations and
                                                 Technology Committee



SENIOR OFFICERS (OTHER THAN TRUSTEES)


                                                       POSITION WITH
                 NAME                             NORTHWESTERN MUTUAL LIFE
          ---------------------------------------------------------------------

          Peter W. Bruce                 Executive Vice President
          Edward J. Zore                 Executive Vice President
          Deborah A. Beck                Senior Vice President
          William H. Beckley             Senior Vice President
          John M. Bremer                 Senior Vice President, General Counsel
                                         and Secretary
          Mark G. Doll                   Senior Vice President
          James W. Ehrenstrom            Senior Vice President
          Richard L. Hall                Senior Vice President
          William C. Koenig              Senior Vice President and Chief
                                         Actuary
          Donald L. Mellish              Senior Vice President
          Mason G. Ross                  Senior Vice President
          Leonard F. Stecklein           Senior Vice President
          Frederic H. Sweet              Senior Vice President
          Dennis Tamcsin                 Senior Vice President
          Walter J. Wojcik               Senior Vice President
          Gary E. Long                   Vice President and Controller

REGULATION

Northwestern Mutual Life is subject to the laws of Wisconsin governing insurance companies and to regulation by the Wisconsin Commissioner of Insurance. An annual statement in a prescribed form is filed with the Department of Insurance on or before March 1 in each year covering operations for the preceding year and including financial statements. Regulation by the Wisconsin Insurance Department includes periodic examination to determine solvency and compliance with insurance laws. Northwestern Mutual Life is also subject to the insurance laws and regulations of the other jurisdictions in which it is licensed to operate.

LEGAL PROCEEDINGS

Northwestern Mutual Life is engaged in litigation of various kinds which in its judgment is not of material importance in relation to its total assets. There are no legal proceedings pending to which the Account is a party.

REGISTRATION STATEMENT

A registration statement has been filed with the Securities and Exchange Commission, Washington, D.C. by Northwestern Mutual Life under the Securities Act of 1933, as amended, with respect to the Policies. This prospectus does not contain all the information set forth in the registration statement. A copy of the omitted material is available from the main office of the SEC in Washington, D.C. upon payment of the prescribed fee. Further information about the Policies is also available from the Home Office of Northwestern Mutual Life. The address and telephone number are on the cover of this prospectus.

EXPERTS

The financial statements of Northwestern Mutual Life as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 and of the Account as of December 31, 1996 and for each of the two years in the period ended December 31, 1996 included in this prospectus have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. Actuarial matters included in this prospectus have been examined by William C. Koenig, F.S.A., Senior Vice President and Chief Actuary of Northwestern Mutual Life. His opinion is filed as an exhibit to the registration statement.

                      Pages 15 through 21 are reserved for

                     DECEMBER 31, 1996 FINANCIAL STATEMENTS

                                       for

                    NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT


                           (TO BE FILED BY AMENDMENT)

                    NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

                    NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

                    NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

                    NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

                    NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

                    NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS


The following financial statements of Northwestern Mutual should be considered only as bearing upon the ability of Northwestern Mutual Life to meet its obligations under the Policies.




                         Pages 22 - 34 are reserved for
                   the December 31, 1996 Financial Statements
               for the Northwestern Mutual Life Insurance Company


                           (TO BE FILED BY AMENDMENT)







     The accompanying notes are an integral part of the financial statements

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY











     The accompanying notes are an integral part of the financial statements

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY










     The accompanying notes are an integral part of the financial statements

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY










     The accompanying notes are an integral part of the financial statements

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY










     The accompanying notes are an integral part of the financial statements

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

APPENDIX


ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES AND ACCUMULATED PREMIUMS. The tables on the following pages illustrate how the death benefit and cash surrender value for a Policy would vary over time based on hypothetical investment results. The tables assume gross (after tax) investment return rates of 0%, 6% and 12% on assets of the Account. The Policies illustrated are on a sex-neutral basis, age 45, $500,000 Specified Amount and death benefit Option A with a $10,000 annual planned premium. The first four illustrations, on pages 36 - 39 are for a policy issued to a guaranteed issue, non-smoker risk using 1) the guideline premium/cash value corridor test, and 2) the cash value accumulation test for the definition of life insurance, based on both current charges and on maximum charges. The next four illustrations are for a policy issued to a select risk using the two different definition of life insurance tests and based on both current charges and on maximum charges.

The death benefits and cash values would be different from those shown if the gross investment return rate averaged 0%, 6% or 12%, but fluctuated over and under the average rate at various points in time. The values would also be different, depending on the Account divisions selected by the owner of the Policy, if the return rate for the nine Fund Portfolios averaged 0%, 6% or 12%, but the rates for each individual Portfolio varied over and under the average.

The amounts shown as the death benefits and cash values reflect the deductions from premiums and deductions from Policy Value. The amounts shown as the cash values reflect the fact that the Company will refund a portion of the sales load for a policy surrendered during the first two years. The amounts shown also reflect the average of the investment advisory fees and other Fund expenses applicable to each of the nine Portfolios of the Fund during 1996 at the annual rate of .47% of the Fund's net assets. See "The Fund", p. 3. Thus the 0%, 6% and 12% gross hypothetical return rates on the Fund's assets are equivalent to the net rates of -4.7%, 5.53% and 11.53% on the assets of the Account.

The second column of each table shows the amount which would accumulate if an amount equal to the annual premium were invested to earn interest, after taxes, at a 5% interest rate compounded annually.

The death benefits and corresponding cash values shown on pages 36, 38, 40 and 42 illustrate benefits which would be paid if investment returns of 0%, 6% and 12% are realized, if mortality and expense experience in the future is as currently experienced. HOWEVER, CURRENT MONTHLY COST OF INSURANCE AND EXPENSE CHARGES MAY CHANGE SUBJECT TO THE STATED MAXIMUM CHARGES.

A comparable illustration based on a proposed insured's age, sex and risk classification and proposed face amount or premium is available upon request.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
            SEX-NEUTRAL ISSUE AGE 45 -- GUARANTEED ISSUE NON-TOBACCO
                            $500,000 SPECIFIED AMOUNT
                             DEATH BENEFIT OPTION A
                             $10,000 ANNUAL PREMIUM
                  GUIDELINE PREMIUM / CASH VALUE CORRIDOR TEST

                                 CURRENT CHARGES

                                            DEATH BENEFIT                                 CASH VALUE
                                     ---------------------------                  ---------------------------
                                     ASSUMING HYPOTHETICAL GROSS                  ASSUMING HYPOTHETICAL GROSS
                 PREMIUM             ANNUAL INVESTMENT RETURN OF                  ANNUAL INVESTMENT RETURN OF
               ACCUMULATED
  END OF     AT 5% INTEREST        0%             6%            12%             0%             6%            12%
POLICY YEAR     PER YEAR      ----------     ----------     ----------     ----------     ----------     ----------
-----------     --------
1            $    10,500      $  500,000     $  500,000     $  500,000     $    8,691     $    9,149     $    9,607
2                 21,525         500,000        500,000        500,000         16,437         17,877         19,373
3                 33,101         500,000        500,000        500,000         23,713         26,679         29,878
4                 45,256         500,000        500,000        500,000         31,719         36,772         42,438
5                 58,019         500,000        500,000        500,000         39,552         47,270         56,272
6                 71,420         500,000        500,000        500,000         47,209         58,191         71,521
7                 85,491         500,000        500,000        500,000         54,686         69,552         88,335
8                100,266         500,000        500,000        500,000         61,976         81,368        106,885
9                115,779         500,000        500,000        500,000         69,076         93,659        127,361
10               132,068         500,000        500,000        500,000         75,978        106,445        149,978
15               226,575         500,000        500,000        500,000        109,428        182,348        311,380
20 (age 65)      347,193         500,000        500,000        717,036        136,972        278,049        587,734
25               501,135         500,000        500,000      1,220,930        156,161        401,890      1,052,526
30               697,608         500,000        605,639      1,962,266        160,376        566,018      1,833,893
35               948,363         500,000        816,092      3,311,940        135,510        777,230      3,154,229
40             1,268,398         500,000      1,092,268      5,610,216         44,713      1,040,255      5,343,063
45             1,676,852               0      1,426,308      9,347,213              0      1,358,388      8,902,108


ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.

THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
            SEX-NEUTRAL ISSUE AGE 45 -- GUARANTEED ISSUE NON-TOBACCO
                            $500,000 SPECIFIED AMOUNT
                             DEATH BENEFIT OPTION A
                             $10,000 ANNUAL PREMIUM
                  GUIDELINE PREMIUM / CASH VALUE CORRIDOR TEST

                               GUARANTEED CHARGES

                                            DEATH BENEFIT                                 CASH VALUE
                                     ---------------------------                  ---------------------------
                                     ASSUMING HYPOTHETICAL GROSS                  ASSUMING HYPOTHETICAL GROSS
                 PREMIUM             ANNUAL INVESTMENT RETURN OF                  ANNUAL INVESTMENT RETURN OF
               ACCUMULATED
  END OF     AT 5% INTEREST        0%             6%            12%             0%             6%            12%
POLICY YEAR     PER YEAR      ----------     ----------     ----------     ----------     ----------     ----------
-----------     --------
1            $    10,500      $  500,000     $  500,000     $  500,000     $    7,233     $    7,644     $    8,056
2                 21,525         500,000        500,000        500,000         13,394         14,647         15,953
3                 33,101         500,000        500,000        500,000         19,017         21,555         24,302
4                 45,256         500,000        500,000        500,000         25,306         29,580         34,390
5                 58,019         500,000        500,000        500,000         31,340         37,810         45,390
6                 71,420         500,000        500,000        500,000         37,112         46,250         57,399
7                 85,491         500,000        500,000        500,000         42,597         54,887         70,512
8                100,266         500,000        500,000        500,000         47,776         63,715         84,841
9                115,779         500,000        500,000        500,000         52,619         72,714        100,504
10               132,068         500,000        500,000        500,000         57,098         81,873        117,644
15               226,575         500,000        500,000        500,000         73,557        130,205        232,810
20 (age 65)      347,193         500,000        500,000        521,095         77,281        182,618        427,127
25               501,135         500,000        500,000        869,727         59,539        237,585        749,765
30               697,608         500,000        500,000      1,360,810          3,212        295,387      1,271,785
35               948,363               0        500,000      2,232,774              0        357,172      2,126,451
40             1,268,398               0        500,000      3,656,639              0        441,290      3,482,513
45             1,676,852               0        608,016      5,865,327              0        579,063      5,586,026


ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.

THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
            SEX-NEUTRAL ISSUE AGE 45 -- GUARANTEED ISSUE NON-TOBACCO
                            $500,000 SPECIFIED AMOUNT
                             DEATH BENEFIT OPTION A
                             $10,000 ANNUAL PREMIUM
                          CASH VALUE ACCUMULATION TEST

                                 CURRENT CHARGES

                                            DEATH BENEFIT                                 CASH VALUE
                                     ---------------------------                  ---------------------------
                                     ASSUMING HYPOTHETICAL GROSS                  ASSUMING HYPOTHETICAL GROSS
                 PREMIUM             ANNUAL INVESTMENT RETURN OF                  ANNUAL INVESTMENT RETURN OF
               ACCUMULATED
  END OF     AT 5% INTEREST        0%             6%            12%             0%             6%            12%
POLICY YEAR     PER YEAR      ----------     ----------     ----------     ----------     ----------     ----------
-----------     --------
1            $    10,500      $  500,000     $  500,000     $  500,000     $    8,691     $    9,149     $    9,607
2                 21,525         500,000        500,000        500,000         16,437         17,877         19,373
3                 33,101         500,000        500,000        500,000         23,713         26,679         29,878
4                 45,256         500,000        500,000        500,000         31,719         36,772         42,438
5                 58,019         500,000        500,000        500,000         39,552         47,270         56,272
6                 71,420         500,000        500,000        500,000         47,209         58,191         71,521
7                 85,491         500,000        500,000        500,000         54,686         69,552         88,335
8                100,266         500,000        500,000        500,000         61,976         81,368        106,885
9                115,779         500,000        500,000        500,000         69,076         93,659        127,361
10               132,068         500,000        500,000        500,000         75,978        106,445        149,978
15               226,575         500,000        500,000        620,554        109,428        182,348        310,707
20 (age 65)      347,193         500,000        500,000      1,012,195        136,972        278,049        575,010
25               501,135         500,000        625,065      1,576,681        156,161        397,627      1,002,986
30               697,608         500,000        767,848      2,394,285        160,376        540,006      1,683,834
35               948,363         500,000        922,238      3,592,658        135,510        704,291      2,743,624
40             1,268,398         500,000      1,085,155      5,325,434         44,713        887,159      4,353,763
45             1,676,852               0      1,254,843      7,808,513              0      1,081,671      6,730,913


ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.

THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
            SEX-NEUTRAL ISSUE AGE 45 -- GUARANTEED ISSUE NON-TOBACCO
                            $500,000 SPECIFIED AMOUNT
                             DEATH BENEFIT OPTION A
                             $10,000 ANNUAL PREMIUM
                          CASH VALUE ACCUMULATION TEST

                               GUARANTEED CHARGES

                                            DEATH BENEFIT                                 CASH VALUE
                                     ---------------------------                  ---------------------------
                                     ASSUMING HYPOTHETICAL GROSS                  ASSUMING HYPOTHETICAL GROSS
                 PREMIUM             ANNUAL INVESTMENT RETURN OF                  ANNUAL INVESTMENT RETURN OF
               ACCUMULATED
  END OF     AT 5% INTEREST        0%             6%            12%             0%             6%            12%
POLICY YEAR     PER YEAR      ----------     ----------     ----------     ----------     ----------     ----------
-----------     --------
1            $    10,500      $  500,000     $  500,000     $  500,000     $    7,233     $    7,644     $    8,056
2                 21,525         500,000        500,000        500,000         13,394         14,647         15,953
3                 33,101         500,000        500,000        500,000         19,017         21,555         24,302
4                 45,256         500,000        500,000        500,000         25,306         29,580         34,390
5                 58,019         500,000        500,000        500,000         31,340         37,810         45,390
6                 71,420         500,000        500,000        500,000         37,112         46,250         57,399
7                 85,491         500,000        500,000        500,000         42,597         54,887         70,512
8                100,266         500,000        500,000        500,000         47,776         63,715         84,841
9                115,779         500,000        500,000        500,000         52,619         72,714        100,504
10               132,068         500,000        500,000        500,000         57,098         81,873        117,644
15               226,575         500,000        500,000        500,000         73,557        130,205        232,810
20 (age 65)      347,193         500,000        500,000        733,006         77,281        182,618        416,407
25               501,135         500,000        500,000      1,082,653         59,539        237,585        688,717
30               697,608         500,000        500,000      1,543,007          3,212        295,387      1,085,154
35               948,363               0        500,000      2,154,816              0        357,172      1,645,580
40             1,268,398               0        532,406      2,972,310              0        435,264      2,429,986
45             1,676,852               0        599,883      4,070,290              0        517,097      3,508,577


ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.

THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
              SEX-NEUTRAL ISSUE AGE 45 -- SELECT UNDERWRITING RISK
                            $500,000 SPECIFIED AMOUNT
                             DEATH BENEFIT OPTION A
                             $10,000 ANNUAL PREMIUM
                  GUIDELINE PREMIUM / CASH VALUE CORRIDOR TEST

                                 CURRENT CHARGES

                                            DEATH BENEFIT                                 CASH VALUE
                                     ---------------------------                  ---------------------------
                                     ASSUMING HYPOTHETICAL GROSS                  ASSUMING HYPOTHETICAL GROSS
                 PREMIUM             ANNUAL INVESTMENT RETURN OF                  ANNUAL INVESTMENT RETURN OF
               ACCUMULATED
  END OF     AT 5% INTEREST        0%             6%            12%             0%             6%            12%
POLICY YEAR     PER YEAR      ----------     ----------     ----------     ----------     ----------     ----------
-----------     --------
1             $   10,500      $  500,000     $  500,000     $  500,000     $    9,008     $    9,475     $    9,944
2                 21,525         500,000        500,000        500,000         17,025         18,502         20,036
3                 33,101         500,000        500,000        500,000         24,600         27,649         30,937
4                 45,256         500,000        500,000        500,000         32,917         38,117         43,945
5                 58,019         500,000        500,000        500,000         41,054         49,004         58,272
6                 71,420         500,000        500,000        500,000         49,009         60,328         74,056
7                 85,491         500,000        500,000        500,000         56,766         72,093         91,445
8                100,266         500,000        500,000        500,000         64,371         84,368        110,659
9                115,779         500,000        500,000        500,000         71,836         97,190        131,913
10               132,068         500,000        500,000        500,000         79,193        110,616        155,462
15               226,575         500,000        500,000        500,000        115,369        190,680        323,478
20 (age 65)      347,193         500,000        500,000        743,358        144,925        290,920        609,310
25               501,135         500,000        500,000      1,263,075        164,382        419,598      1,088,857
30               697,608         500,000        630,158      2,027,631        169,183        588,932      1,894,982
35               948,363         500,000        846,840      3,420,021        145,758        806,514      3,257,163
40             1,268,398         500,000      1,131,299      5,791,109         58,478      1,077,428      5,515,342
45             1,676,852               0      1,475,278      9,646,455              0      1,405,027      9,187,101


ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.


THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
              SEX-NEUTRAL ISSUE AGE 45 -- SELECT UNDERWRITING RISK
                            $500,000 SPECIFIED AMOUNT
                             DEATH BENEFIT OPTION A
                             $10,000 ANNUAL PREMIUM
                  GUIDELINE PREMIUM / CASH VALUE CORRIDOR TEST

                               GUARANTEED CHARGES

                                            DEATH BENEFIT                                 CASH VALUE
                                     ---------------------------                  ---------------------------
                                     ASSUMING HYPOTHETICAL GROSS                  ASSUMING HYPOTHETICAL GROSS
                 PREMIUM             ANNUAL INVESTMENT RETURN OF                  ANNUAL INVESTMENT RETURN OF
               ACCUMULATED
  END OF     AT 5% INTEREST        0%             6%            12%             0%             6%            12%
POLICY YEAR     PER YEAR      ----------     ----------     ----------     ----------     ----------     ----------
-----------     --------
1            $    10,500      $  500,000     $  500,000     $  500,000     $    7,233     $    7,644     $    8,056
2                 21,525         500,000        500,000        500,000         13,394         14,647         15,953
3                 33,101         500,000        500,000        500,000         19,017         21,555         24,302
4                 45,256         500,000        500,000        500,000         25,306         29,580         34,390
5                 58,019         500,000        500,000        500,000         31,340         37,810         45,390
6                 71,420         500,000        500,000        500,000         37,112         46,250         57,399
7                 85,491         500,000        500,000        500,000         42,597         54,887         70,512
8                100,266         500,000        500,000        500,000         47,776         63,715         84,841
9                115,779         500,000        500,000        500,000         52,619         72,714        100,504
10               132,068         500,000        500,000        500,000         57,098         81,873        117,644
15               226,575         500,000        500,000        500,000         73,557        130,205        232,810
20 (age 65)      347,193         500,000        500,000        521,095         77,281        182,618        427,127
25               501,135         500,000        500,000        869,727         59,539        237,585        749,765
30               697,608         500,000        500,000      1,360,810          3,212        295,387      1,271,785
35               948,363               0        500,000      2,232,774              0        357,172      2,126,451
40             1,268,398               0        500,000      3,656,639              0        441,290      3,482,513
45             1,676,852               0        608,016      5,865,327              0        579,063      5,586,026


ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.

THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
              SEX-NEUTRAL ISSUE AGE 45 -- SELECT UNDERWRITING RISK
                            $500,000 SPECIFIED AMOUNT
                             DEATH BENEFIT OPTION A
                             $10,000 ANNUAL PREMIUM
                          CASH VALUE ACCUMULATION TEST

                                 CURRENT CHARGES

                                            DEATH BENEFIT                                 CASH VALUE
                                     ---------------------------                  ---------------------------
                                     ASSUMING HYPOTHETICAL GROSS                  ASSUMING HYPOTHETICAL GROSS
                 PREMIUM             ANNUAL INVESTMENT RETURN OF                  ANNUAL INVESTMENT RETURN OF
               ACCUMULATED
  END OF     AT 5% INTEREST        0%             6%            12%             0%             6%            12%
POLICY YEAR     PER YEAR      ----------     ----------     ----------     ----------     ----------     ----------
-----------     --------
1            $    10,500      $  500,000     $  500,000     $  500,000     $    9,008     $    9,475     $    9,944
2                 21,525         500,000        500,000        500,000         17,025         18,502         20,036
3                 33,101         500,000        500,000        500,000         24,600         27,649         30,937
4                 45,256         500,000        500,000        500,000         32,917         38,117         43,945
5                 58,019         500,000        500,000        500,000         41,054         49,004         58,272
6                 71,420         500,000        500,000        500,000         49,009         60,328         74,056
7                 85,491         500,000        500,000        500,000         56,766         72,093         91,445
8                100,266         500,000        500,000        500,000         64,371         84,368        110,659
9                115,779         500,000        500,000        500,000         71,836         97,190        131,913
10               132,068         500,000        500,000        500,000         79,193        110,616        155,462
15               226,575         500,000        500,000        644,684        115,369        190,680        322,789
20 (age 65)      347,193         500,000        512,071      1,051,979        144,925        290,898        597,610
25               501,135         500,000        650,227      1,635,014        164,382        413,634      1,040,094
30               697,608         500,000        795,754      2,479,582        169,183        559,631      1,743,822
35               948,363         500,000        953,281      3,717,764        145,758        727,997      2,839,164
40             1,268,398         500,000      1,119,564      5,508,276         58,478        915,290      4,503,244
45             1,676,852               0      1,292,766      8,074,206              0      1,114,360      6,959,940


ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.

THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
              SEX-NEUTRAL ISSUE AGE 45 -- SELECT UNDERWRITING RISK
                            $500,000 SPECIFIED AMOUNT
                             DEATH BENEFIT OPTION A
                             $10,000 ANNUAL PREMIUM
                          CASH VALUE ACCUMULATION TEST

                               GUARANTEED CHARGES

                                            DEATH BENEFIT                                 CASH VALUE
                                     ---------------------------                  ---------------------------
                                     ASSUMING HYPOTHETICAL GROSS                  ASSUMING HYPOTHETICAL GROSS
                 PREMIUM             ANNUAL INVESTMENT RETURN OF                  ANNUAL INVESTMENT RETURN OF
               ACCUMULATED
  END OF     AT 5% INTEREST        0%             6%            12%             0%             6%            12%
POLICY YEAR     PER YEAR      ----------     ----------     ----------     ----------     ----------     ----------
-----------     --------
1            $    10,500      $  500,000     $  500,000     $  500,000     $    7,233     $    7,644     $    8,056
2                 21,525         500,000        500,000        500,000         13,394         14,647         15,953
3                 33,101         500,000        500,000        500,000         19,017         21,555         24,302
4                 45,256         500,000        500,000        500,000         25,306         29,580         34,390
5                 58,019         500,000        500,000        500,000         31,340         37,810         45,390
6                 71,420         500,000        500,000        500,000         37,112         46,250         57,399
7                 85,491         500,000        500,000        500,000         42,597         54,887         70,512
8                100,266         500,000        500,000        500,000         47,776         63,715         84,841
9                115,779         500,000        500,000        500,000         52,619         72,714        100,504
10               132,068         500,000        500,000        500,000         57,098         81,873        117,644
15               226,575         500,000        500,000        500,000         73,557        130,205        232,810
20 (age 65)      347,193         500,000        500,000        733,006         77,281        182,618        416,407
25               501,135         500,000        500,000      1,082,653         59,539        237,585        688,717
30               697,608         500,000        500,000      1,543,007          3,212        295,387      1,085,154
35               948,363               0        500,000      2,154,816              0        357,172      1,645,580
40             1,268,398               0        532,406      2,972,310              0        435,264      2,429,986
45             1,676,852               0        599,883      4,070,290              0        517,097      3,508,577


ASSUMES NO POLICY LOAN OR WITHDRAWAL HAS BEEN MADE.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND UPON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER TO THE DIVISIONS OF THE VARIABLE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE VARIABLE ACCOUNT.

THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF PREMIUMS WERE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES THAN SHOWN. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

NORTHWESTERN MUTUAL VARIABLE EXECUTIVE LIFE


Northwestern Mutual Variable Life Account


Northwestern Mutual Series Fund, Inc.




P  R  O  S  P  E  C  T  U  S






NORTHWESTERN
MUTUAL LIFE-Registered Trademark-

PO Box 3095
Milwaukee  WI  53201-3095

                                       PART II

                             UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                     UNDERTAKING WITH RESPECT TO INDEMNIFICATION

    Reference is made to the indemnification provisions contained in Article
VII of the By-laws of the Depositor, The Northwestern Mutual Life Insurance Company, incorporated herein by reference, and filed in electronic format as EX-99.A.6 on April 26, 1996 with Post Effective Amendment No. 18 on Form S-6 to the Registration Statement for Northwestern Mutual Variable Life Account, File No. 2-89972. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                   REPRESENTATION WITH RESPECT TO FEES AND CHARGES

    The Northwestern Mutual Life Insurance Company hereby represents that the fees and charges deducted under the contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                          CONTENTS OF REGISTRATION STATEMENT

    This registration statement comprises the following papers and documents:

    The facing sheet

    The cross-reference sheet

    The prospectus consisting of 46 pages

    The undertaking to file reports

    The undertaking with respect to indemnification

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    The representation with respect to fees and charges

    The signatures

    Written consents of the following persons:

         John M. Bremer, Esq. (to be filed by amendment)

         Price Waterhouse LLP (to be filed by amendment)

         William C. Koenig, F.S.A. (included in Exhibit C(6))

The following exhibits:

1. The following exhibits A(1) through A(10) correspond to those required by Paragraph A of the instructions as to exhibits in Form N-8B-2:

     Exhibit A(1)      See Note 1.

     Exhibit A(2)      Not applicable.

     Exhibit A(3)      Distributing Contracts:

                       Exhibit A(3)(a)     See Note 2.
                       Exhibit A(3)(b)     Not applicable.
                       Exhibit A(3)(c)     Schedules of sales
                                           commissions.  (to be filed
                                           by amendment)
     Exhibit A(4)      Not applicable.

     Exhibit A(5)(a)   Variable Life Insurance Policy, RR.VEL, Flexible
                       Premium, with application, including Amendment to Flexible Premium Variable Life (sex-neutral)

     Exhibit A(5)(b)   Variable Life Insurance Policy, RR.VEL, Flexible
                       Premium, with application, including Amendment to Flexible Premium Variable Life (sex-distinct)

     Exhibit A(6)(a)   See Note 3.

     Exhibit A(6)(b)   See Note 3.

     Exhibit A(6)(c)   Amendments to By-laws.

     Exhibit A(7)      Not applicable.

     Exhibit A(8)      See Note 1.

     Exhibit A(9)      Not applicable.

     Exhibit A(10)     Application form is included in Exhibit A(5)(a) above.

     Exhibit A(11)     Form of notice of short-term cancellation right.

     Exhibit A(12)     Memorandum describing issuance, transfer and
                       redemption procedures pursuant to Rule 6e-
                       3(T)(b)(12)(iii) and method of computing cash adjustment upon of right to exchange for fixed-benefit insurance pursuant to Rule 6e-3(T)(b)(13)(v)(B).

     Exhibit 2 Opinion and consent of John M. Bremer as to the legality of the securities being registered. (to be filed by amendment)

     Exhibit C(1)      Consent of Price Waterhouse LLP. (to be filed by
                       amendment)

     Exhibit C(6)      Opinion and consent of William C. Koenig, F.S.A.

__________________
Note 1. The following exhibits, previously filed with the Registration Statement on Form N-8B-2 for Northwestern Mutual Variable Life Account, File No. 811-3989, dated March 12, 1984, are incorporated herein by reference and are herein restated in electronic format:

     Exhibit A(1)      Resolution of Board of Trustees of The Northwestern
                       Mutual Life Insurance Company establishing the
                       Account.

     Exhibit A(8)      Agreement among the Account and its Co-Depositors.

Note 2. The following exhibit was filed in electronic format with the Registration Statement on Form N-4 for NML Variable Annuity Account A, File No. 333-22455, CIK 0000790162, dated February 27, 1997, and is incorporated herein by reference.

     Exhibit A(3)(a)   Distribution Agreement between NML Equity
                       Services, Inc. (now Northwestern Mutual
                       Investment Services, Inc.) and The Northwestern
                       Mutual Life Insurance Company.

Note 3. The following exhibits were filed in electronic format with Post-Effective Amendment No. 18 on Form S-6 for Northwestern Mutual Variable Life Account, File No. 2-89972, CIK 0000742277, dated April 26, 1996, and are incorporated herein by reference:

     Exhibit A(6)(a)   Articles of Incorporation of The Northwestern Mutual
                       Life Insurance Company.

     Exhibit A(6)(b)   By-laws of The Northwestern Mutual Life Insurance
                       Company.

                                      SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Northwestern Mutual Variable Life Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, and State of Wisconsin, on the 30th day of September, 1997.

                             NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT
                             (Registrant)

                             By THE NORTHWESTERN MUTUAL LIFE
                               INSURANCE COMPANY
                                (Depositor)

Attest: /s/ JOHN M. BREMER             By: /s/ JAMES D. ERICSON
        --------------------------         --------------------------
        John M. Bremer, Senior Vice        James D. Ericson, President and
         President, General Counsel         Chief Executive Officer
         and Secretary
                                       By  NORTHWESTERN MUTUAL INVESTMENT
                                           SERVICES, INC.
                                           (Depositor)

Attest: /s/ MERRILL C. LUNDBERG        By: /s/ RICHARD L. HALL
        --------------------------         --------------------------
        Merrill C. Lundberg, Secretary     Richard L. Hall,
                                           President and CEO

    Pursuant to the requirements of the Securities Act of 1933, the depositors have duly caused this Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, and their seals to be hereunto affixed, all in the City of Milwaukee, and State of Wisconsin, on the 30th day of September, 1997.
                                       THE NORTHWESTERN MUTUAL LIFE
                                       INSURANCE COMPANY  (Depositor)

Attest: /s/ JOHN M. BREMER             By: /s/ JAMES D. ERICSON
        --------------------------         --------------------------
        John M. Bremer, Senior Vice        James D. Ericson, President and
        President, General Counsel         Chief Executive Officer
        and Secretary
                                       NORTHWESTERN MUTUAL INVESTMENT
                                       SERVICES, INC.  (Depositor)

Attest: /s/ MERRILL C. LUNDBERG        By: /s/ RICHARD L. HALL
        --------------------------         --------------------------
        Merrill C. Lundberg, Secretary     Richard L. Hall,
                                           President and CEO

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities with the depositor and on the dates indicated:

Signature                               Title
---------                               -----

/s/ JAMES D. ERICSON             Trustee, President and        Dated Sep-
--------------------------       Principal Executive and       tember 30,
James D. Ericson                 Financial Officer             1997

/s/ GARY E. LONG                 Vice President, Controller
------------------------         and Principal Accounting
Gary E. Long                     Officer

/s/ HAROLD B. SMITH*             Trustee
------------------------
Harold B. Smith


/s/ J. THOMAS LEWIS*             Trustee
------------------------
J. Thomas Lewis


/s/ PATRICIA ALBJERG GRAHAM*     Trustee
------------------------
Patricia Albjerg Graham


/s/ DONALD J. SCHUENKE*          Trustee
------------------------
Donald J. Schuenke


/s/ R. QUINTUS ANDERSON*         Trustee
------------------------
R. Quintus Anderson


/s/ STEPHEN F. KELLER*           Trustee                       Dated
------------------------                                   September 30, 1997
Stephen F. Keller


/s/ PIERRE S. du PONT*           Trustee
------------------------
Pierre S. du Pont


/s/ J. E. GALLEGOS*              Trustee
------------------------
J. E. Gallegos


/s/ KATHRYN D. WRISTON*          Trustee
------------------------
Kathryn D. Wriston


/s/ BARRY L. WILLIAMS*           Trustee
------------------------
Barry L. Williams


/s/ GORDON T. BEAHAM III*        Trustee
------------------------
Gordon T. Beaham III


/s/ DANIEL F. McKEITHAN, JR.*    Trustee
------------------------
Daniel F. McKeithan, Jr.


/s/ ROBERT E. CARLSON*           Trustee
------------------------
Robert E. Carlson

/s/ EDWARD E. BARR*              Trustee
------------------------
Edward E. Barr


/s/ ROBERT C. BUCHANAN*          Trustee
------------------------
Robert C. Buchanan


/s/ SHERWOOD H. SMITH, JR.*      Trustee
------------------------
Sherwood H. Smith, Jr.


/s/ H. MASON SIZEMORE, JR.*      Trustee
------------------------
H. Mason Sizemore, Jr.


/s/ JOHN J. STOLLENWERK*         Trustee
------------------------
John J. Stollenwerk


/s/ GEORGE A. DICKERMAN*         Trustee
------------------------
George A. Dickerman


/s/ GUY A. OSBORN*               Trustee                       Dated
------------------------                                   September 30, 1997
Guy A. Osborn


/s/ JOHN E. STEURI*              Trustee
------------------------
John E. Steuri


/s/ STEPHEN N. GRAFF*            Trustee
------------------------
Stephen N. Graff


/s/ BARBARA A. KING*             Trustee
------------------------
Barbara A. King


/s/ TIMOTHY D. PROCTOR*          Trustee
------------------------
Timothy D. Proctor




*By: /s/ JAMES D. ERICSON
     -----------------------------------
     James D. Ericson, Attorney in fact,
     pursuant to the Power of Attorney
     attached hereto

                                  POWER OF ATTORNEY


    The undersigned Trustees of THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY hereby constitute and appoint James D. Ericson and Robert E. Carlson, or either of them, their true and lawful attorneys and agents to sign the names of the undersigned Trustees to (1) the registration statement or statements to be filed under the Securities Act of 1933 and to any instrument or document filed as part thereof or in connection therewith or in any way related thereto, and any and all amendments thereto in connection with variable contracts issued or sold by The Northwestern Mutual Life Insurance Company or any separate account credited therein and (2) the Form 10-K Annual Report or Reports of The Northwestern Mutual Life Insurance Company and/or its separate accounts for its or their fiscal year ended December 31, 1997 to be filed under the Securities Exchange Act of 1934 and to any instrument or document filed as part thereof or in connection therewith or in any way related thereto, and any and all amendments thereto. "Variable contracts" as used herein means any contracts providing for benefits or values which may vary according to the investment experience of any separate account maintained by The Northwestern Mutual Life Insurance Company, including variable annuity contracts and variable life insurance policies. Each of the undersigned hereby ratifies and confirms all that said attorneys and agents shall do or cause to be done by virtue hereof.

    IN WITNESS WHEREOF, each of the undersigned has subscribed these presents this 23rd day of July, 1997.



                             /s/ R. QUINTUS ANDERSON            Trustee
                             -------------------------------
                             R. Quintus Anderson



                             /s/ EDWARD E. BARR                 Trustee
                             -------------------------------
                             Edward E. Barr



                             /s/ GORDON T. BEAHAM III           Trustee
                             -------------------------------
                             Gordon T. Beaham III



                             /s/ ROBERT C. BUCHANAN             Trustee
                             -------------------------------
                             Robert C. Buchanan



                             /s/ ROBERT E. CARLSON              Trustee
                             -------------------------------
                             Robert E. Carlson



                             /s/ GEORGE A. DICKERMAN            Trustee
                             -------------------------------
                             George A. Dickerman

                             /s/ PIERRE S. du PONT              Trustee
                             -------------------------------
                             Pierre S. du Pont



                             /s/ JAMES D. ERICSON               Trustee
                             -------------------------------
                             James D. Ericson



                             /s/ J. E. GALLEGOS                 Trustee
                             -------------------------------
                             J. E. Gallegos


                             /s/ STEPHEN N. GRAFF               Trustee
                             -------------------------------
                             Stephen N. Graff



                             /s/ PATRICIA ALBJERG GRAHAM        Trustee
                             -------------------------------
                             Patricia Albjerg Graham



                             /s/ STEPHEN F. KELLER              Trustee
                             -------------------------------
                             Stephen F. Keller



                             /s/ BARBARA A. KING                Trustee
                             -------------------------------
                             Barbara A. King



                             /s/ J. THOMAS LEWIS                Trustee
                             -------------------------------
                             J. Thomas Lewis



                             /s/ DANIEL F. McKEITHAN, JR.       Trustee
                             -------------------------------
                             Daniel F. McKeithan, Jr.



                             /s/ GUY A. OSBORN                  Trustee
                             -------------------------------
                             Guy A. Osborn

                             /s/ TIMOTHY D. PROCTOR            Trustee
                             -------------------------------
                             Timothy D. Proctor



                             /s/ DONALD J. SCHUENKE             Trustee
                             -------------------------------
                             Donald J. Schuenke



                             /s/ H. MASON SIZEMORE, JR.          Trustee
                             -------------------------------
                             H. Mason Sizemore, Jr.



                             /s/ HAROLD B. SMITH                Trustee
                             -------------------------------
                             Harold B. Smith



                             /s/ SHERWOOD H. SMITH, JR.         Trustee
                             -------------------------------
                             Sherwood H. Smith, Jr.



                             /s/ JOHN E. STEURI                 Trustee
                             -------------------------------
                             John E. Steuri



                             /s/ JOHN J. STOLLENWERK            Trustee
                             -------------------------------
                             John J. Stollenwerk



                             /s/ BARRY L. WILLIAMS              Trustee
                             -------------------------------
                             Barry L. Williams



                             /s/ KATHRYN D. WRISTON             Trustee
                             -------------------------------
                             Kathryn D. Wriston

                                    EXHIBIT INDEX
                             EXHIBITS FILED WITH FORM S-6
               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                         FOR
                     NORTHWESTERN MUTUAL VARIABLE EXECUTIVE LIFE

Exhibit Number          Exhibit Name
--------------          ------------

    Exhibit A(1)        See Note 1.

    Exhibit A(2)        Not applicable.

    Exhibit A(3)        Distributing Contracts:

                        Exhibit A(3)(a)     See Note 2.
                        Exhibit A(3)(b)     Not applicable.
                        Exhibit A(3)(c)Schedules of sales commissions. (to be filed by amendment)

    Exhibit A(4)        Not applicable.

    Exhibit A(5)(a)     Variable Life Insurance Policy, RR.VEL, Flexible
                        Premium, with application, including Amendment to Flexible Premium Variable Life (sex-neutral)

    Exhibit A(5)(b)     Variable Life Insurance Policy, RR.VEL, Flexible
                        Premium, with application, including Amendment to Flexible Premium Variable Life (sex-distinct)

    Exhibit A(6)(a)     See Note 3.

    Exhibit A(6)(b)     See Note 3.

    Exhibit A(6)(c)     Amendments to By-laws.

    Exhibit A(7)        Not applicable.

    Exhibit A(8)        See Note 1.

    Exhibit A(9)        Not applicable.

    Exhibit A(10)       Application form is included in Exhibit A(5)(a) above.

    Exhibit A(11)       Form of notice of short-term cancellation right.

    Exhibit A(12)       Memorandum describing issuance, transfer and redemption
                        procedures pursuant to Rule 6e-3(T)(b)(12)(iii) and method of computing cash adjustment upon exercise of right to exchange for fixed-benefit insurance pursuant to Rule 6e-3(T)(b)(13)(v)(B).

    Exhibit 2 Opinion and consent of John M. Bremer as to the legality of the securities being registered. (to be filed by amendment)

    Exhibit C(1)        Consent of Price Waterhouse LLP. (to be filed by
                        amendment)

    Exhibit C(6)        Opinion and consent of William C. Koenig, F.S.A.


--------------------
Note 1. The following exhibits, previously filed with the Registration Statement on Form N-8B-2 for Northwestern Mutual Variable Life Account, File No. 811-3989, dated March 12, 1984, are incorporated herein by reference and are herein restated in electronic format:

    Exhibit A(1)   Resolution of Board of Trustees of The Northwestern Mutual
                   Life Insurance Company establishing the Account.

    Exhibit A(8)   Agreement among the Account and its Co-Depositors.

Note 2. The following exhibit was filed in electronic format with the Registration Statement on Form N-4 for NML Variable Annuity Account A, File No. 333-22455, CIK 0000790162, dated February 27, 1997, and is incorporated herein by reference.

    Exhibit A(3)(a)     Distribution Agreement between NML Equity Services,
                        Inc. (now Northwestern Mutual Investment Services,
                        Inc.) and The Northwestern Mutual Life Insurance
                        Company.

Note 3. The following exhibits were filed in electronic format with Post-Effective Amendment No. 18 on Form S-6 for Northwestern Mutual Variable Life Account, File No. 2-89972, CIK 0000742277, dated April 26, 1996, and are incorporated herein by reference:

    Exhibit A(6)(a)     Articles of Incorporation of The Northwestern Mutual
                        Life Insurance Company.

    Exhibit A(6)(b)     By-laws of The Northwestern Mutual Life Insurance
                        Company.